Cybin Completes Acquisition of Small Pharma Inc. to Create International Clinical-stage Leader in Novel Psychedelic Therapeutics

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplements each dated August 23, 2023, to its short form base shelf prospectus dated August 17, 2023.

- Combined portfolios create the industry’s largest, most advanced, well-protected deuterated DMT program -

- Combination creates the largest intellectual property portfolio in the psychedelic drug development sector with over 30 patents granted and 160 patents pending -

- Two proprietary, advanced clinical programs in development for depression and anxiety disorders with demonstrated safety and efficacy -

TORONTO, CANADA and LONDON, U.K. – October 23, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin”, or the “Company”) and Small Pharma Inc. (TSXV:DMT) (OTCQB:DMTTF) (“Small Pharma”) are pleased to announce the completion of the previously-announced acquisition by Cybin of Small Pharma by way of a plan of arrangement under the Business Corporations Act (British Columbia), and pursuant to the terms of an arrangement agreement dated august 28, 2023 between Cybin and Small Pharma (the “Arrangement”). As a result of the Arrangement, Small Pharma is now a wholly-owned subsidiary of Cybin.

“The closing of this transaction marks a significant milestone in Cybin’s growth trajectory, firmly establishing us as a leader in the psychedelics sector,” said Doug Drysdale, Chief Executive Officer of Cybin. “With the industry’s largest, most advanced and well-protected deuterated N,N-dimethyltryptamine (“dDMT”) pipeline program and topline efficacy data for CYB003, our deuterated psilocybin analog program expected this quarter, Cybin is well positioned with two advanced clinical programs for the treatment of depression and anxiety disorders with demonstrated safety and efficacy. Our efforts are also supported by the largest intellectual property portfolio in the psychedelic drug development space, with over 30 patents granted and more than 160 patents pending. We welcome the Small Pharma scientists and leaders who are joining the Cybin team, as we look to leverage the many synergies and drive value for shareholders.”

George Tziras, Chief Executive Officer of Small Pharma, commented, “For the past 8 years, Small Pharma has worked to develop transformative medicines for patients struggling with depression. I am incredibly proud of what we as a team have achieved. This transaction marks the start of an exciting new chapter for Small Pharma as we bring to Cybin a complementary portfolio and a talented team. We firmly believe the combined company will be well positioned to accelerate innovation in the industry and deliver enhanced value for our shareholders and better outcomes for patients.”

With a common goal to create novel, optimized psychedelic-based therapeutics, the combination of Cybin and Small Pharma creates an international, clinical-stage leader with the potential to transform the treatment paradigm for mental health conditions. Cybin’s and Small Pharma’s combined N,N-dimethyltryptamine (“DMT”) and dDMT programs creates the largest dataset of systematic research on these short-duration psychedelic molecules. The companies’ combined development portfolios are highly complementary and provide multiple opportunities to create operational and cost synergies.

Data readouts from the combined company’s Phase 1 deuterated programs, CYB004 and SPL028 are anticipated by late 2023. This will enable a robust evaluation of formulations and administration routes, and an informed, data-driven approach to launching a Phase 2 efficacy study of dDMT in the United States early in 2024.

Cybin expects to report Phase 2 safety and efficacy data from its proprietary CYB003 deuterated psilocybin analog program in participants with major depressive disorder in late 2023. Plans are underway to scale the program for Phase 3 in early 2024.

“As a stronger combined organization, there is a lot to look forward to in the remaining months of 2023 and 2024, as Cybin will have four studies running in 2024, CYB003, as it moves to Phase 3, CYB004, as it moves to Phase 2, and two formulation studies focused on evaluating more convenient dosing regimens,” concluded Drysdale.

George Tziras said, “To date, we have demonstrated strong proof of concept for our DMT program, with data to support its rapid and durable antidepressant effects to at least six months. Importantly, we have further shown that a DMT-based treatment can be administered safely in patients taking selective serotonin reuptake inhibitor antidepressants, and has the potential to enhance treatment efficacy. As a combined company, the upcoming year offers the opportunity to make significant advances in our combined proprietary psychedelic portfolio as we continue to further validate the treatment potential of these therapies.”

Information for former Small Pharma Shareholders

Under the terms of the Arrangement, each former Small Pharma shareholder is now entitled to receive 0.2409 common shares of Cybin (“Cybin Shares”) for each Small Pharma common share (“Small Pharma Share”) held prior to the Arrangement (the “Consideration”). Cybin has issued an aggregate of 80,945,300 Cybin Shares to Odyssey Trust Company, as depositary (the “Depositary”) pursuant to the terms of the Arrangement. Small Pharma Shares are expected to be delisted from the TSX Venture Exchange (the “TSXV”) and removed from the OTCQB Venture Market (the “OTCQB”) in the coming days, and Small Pharma will apply to cease to be a reporting issuer in each of the provinces and territories in Canada.

In order to receive the Consideration to which they are entitled, registered holders of Small Pharma Shares who hold physical share certificates or DRS statements must submit a letter of transmittal to the Depositary. A letter of transmittal has previously been mailed to Small Pharma shareholders in connection with the annual and special meeting of Small Pharma shareholders held on October 12, 2023, and is available on Small Pharma’s profile on SEDAR+ at www.sedarplus.com. Small Pharma shareholders who hold their Small Pharma Shares through a broker or other intermediary should follow the instructions provided by such broker or intermediary.

Cybin Board and Management

The combined company will be led by Cybin’s Chief Executive Officer, Doug Drysdale, who brings over 30 years of experience in the healthcare sector. George Tziras, the former Chief Executive Officer of Small Pharma, has joined the board of directors of Cybin and will serve as Cybin’s Chief Business Officer, and certain Small Pharma senior management and staff will be integrated with the existing Cybin team to create a highly experienced and skilled team that is well positioned to deliver on the development and clinical execution of the combined pipeline.

Early Warning Disclosure

For purposes of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), prior to the Arrangement, Cybin held no securities of Small Pharma. On completion of the Arrangement, Cybin holds 100% of the issued and outstanding Small Pharma Shares. The Small Pharma Shares were acquired by Cybin in exchange for the issuance of 0.2409 Cybin Shares for each Small Pharma Share held. An early warning report will be filed by Cybin pursuant to NI 62-103 and will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca. For further information or to obtain a copy of the early warning report, please contact Gabriel Fahel, Cybin’s Chief Legal Officer at 1-866-292-4601 ext. 714 or at Cybin’s head office located at 100 King St. West, Suite 5600, Toronto, Ontario, M5X 1C9, Canada.

Legal and Financial Advisors

Gowling WLG (Canada) LLP acted as legal counsel to Cybin.

Aird & Berlis LLP acted as legal counsel to Small Pharma and the special committee to the Board of Directors of Small Pharma. Jefferies International Limited acted as exclusive financial advisor to Small Pharma.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary dDMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Cybin and Small Pharma are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the combined company, Cybin’s plans to report Phase 2 safety and efficacy data from its CYB003 deuterated psilocybin analog program in late 2023; progression to Phase 3 development of CYB003 in early 2024; data readouts from the Company’s Phase 1 deuterated programs, CYB004 and SPL028 in late 2023; the Company’s plan to launch a Phase 2 efficacy study of dDMT in the United States early in 2024; and the anticipated benefits of the acquisition to shareholders and the combined company, including corporate operational and other synergies; Small Pharma management and staff joining Cybin; the delisting of Small Pharma Shares from the TSXV; removing Small Pharma from the OTCQB; Small Pharma’s application to cease to be a reporting issuer in all of the provinces and territories in Canada; and the filing of Cybin’s early warning report.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company or Small Pharma, as applicable, at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company’s management’s discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company or Small Pharma, as applicable, believes, or believed at the time, to be reasonable assumptions, the Company and Small Pharma cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company and Small Pharma assume no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Small Pharma makes no medical, treatment or health benefit claims about its proposed products. The MHRA or other similar regulatory authorities have not evaluated claims regarding DMT-assisted therapies and other next generation psychoactive compounds. The efficacy of such therapies has not been confirmed by MHRA-approved research. There is no assurance that such DMT-assisted therapies and other psychoactive compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Any references to quality, consistency, efficacy and safety of potential therapies do not imply that Small Pharma verified such in clinical trials or that Small Pharma will complete such trials. If Small Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Small Pharma’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Neither the TSXV nor its regulation services provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cybin Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com